FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2006

Commission File Number: 001-31274

SODEXHO ALLIANCE, SA
(Translation of registrant’s name into English)

3, avenue Newton
78180 Montigny - le - Bretonneux
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ____             No    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ____             No    X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ____             No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SODEXHO ALLIANCE, SA

TABLE OF CONTENTS

  Item

1.	Press release dated July 5, 2006, reporting revenue for first nine months of Fiscal 2006.

Item 1

Press release

Sodexho reports revenue for first nine months of Fiscal 2006

Paris, July 5, 2006

Organic growth accelerating: +5.9%

•	Confirmed leadership in Food Services and Facilities Management Services:

	o	Excellent performance in the Rest of the World: +14% (Remote Sites, Latin America and Asia-Australia)

	o	Strong momentum maintained in Healthcare and Seniors: +8.1%

•	Continuing rapid growth in Service Vouchers & Cards: +16.9%

SODEXHO ALLIANCE (Euronext Paris FR0000121220 - SW / NYSE:SDX), the leading global provider of food and facilities management services, today announced consolidated revenues for the first nine months of Fiscal 2006, ended May 31, 2006.

Revenue by activity

(in IFRS)

In millions of euro	9 months Fiscal 2005	9 months Fiscal 2006	Organic growth (1)	Currency impact (2)	Acquisitions	Total change

Food and Management	8,705	9,605	5.7%	4.5%	0.1%	10.3%

Services :

• North America	3,891	4,360	4.3%	7.7%	-	12.1%

• Continental Europe	3,005	3,193	5.8%	-	0.5%	6.3%

• United Kingdom and Ireland	960	996	3.1%	0.6%	-	3.7%

• Rest of the World	849	1,056	14.0%	10.4%	-	24.4%

Service Vouchers and Cards	216	273	16.9%	9.0%	0.3%	26.2%

Elimination of intragroup
revenues	-4	-5

TOTAL	8,917	9,873	5.9%	4.6%	0.2%	10.7%

(1)	Organic growth: increase in revenues at constant consolidation scope and exchange rates.
(2)	Currency impact is calculated by applying the average exchange rate for the prior year to the current fiscal year figures

For the first nine months of Fiscal 2006, the Group’s organic revenue growth reflects:
•	demonstrated expertise in Healthcare and Seniors markets in all geographies (+8.1%)
•	the strength of the Group’s international presence: Rest of the World (+14%),
•	continuing innovation and excellent development in the Service Voucher and Cards activity (+16.9%).

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Press release

Sodexho CEO Michel Landel said: “Our ongoing efforts to improve client retention and increase sales on existing sites, alongside a continuing dynamic sales effort, are at the heart of our long term strategy of organic growth. We are confident that we will slightly exceed our organic growth objective for the current year, Fiscal 2006. Organic growth should be above 5.5%.”

Organic growth revenue analysis

(See table in Annex 2 and a selection of new clients in Annex 3)

Food and Management Services

•	North America: + 4.3%. Organic growth benefited from last year’s commercial development in Healthcare and Seniors and from good revenue growth from existing sites in Education.

•	Continental Europe: + 5.8%. Continuing positive trend in Healthcare and Seniors and leisure activities in Paris area.

•	United Kingdom and Ireland: + 3.1%. Increase in line with the Group’s recovery strategy.

•	Rest of the World: +14%. Double-digit growth driven by strong, dynamic sales.

In North America, revenues in Business & Industry increased by 1.9 % resulting, in particular, from improved client retention. In Defense, discussions are continuing with the US Marine Corps.

The excellent organic growth of almost 7 % in Healthcare and Seniors can be attributed to the following factors:

-	Ramping-up of contracts signed last year, notably those concluded with New York City and with Hermann Memorial (Texas);

-	The strength of the Seniors segment:

-	Continuous expansion of the range of services, particularly the management and maintenance of sophisticated clinical technology equipment.

In Education, satisfactory sales development on existing sites, including in Facilities Management, helped increase revenue growth by +3.6%.

In Continental Europe, the +6.6% increase in Business & Industry revenue resulted from the signature of new contracts, especially in Central Europe, Spain and France, as well as very satisfactory development of leisure and tourism activities in the Paris region.

In Healthcare and Seniors (+8%), growth reflects the ramping up of several major contracts signed during the previous fiscal year, as well as retention rate improvement.

Slower growth in Education (+1%) reflects Sodexho’s continued selective approach, particularly in public sector markets.

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Press release

In the United Kingdom and Ireland, revenue increased thanks in particular to the strong sales efforts of the Correctional Services and Defense teams. In defense markets, Sodexho strengthened its leadership during the year following the award of several major new contracts.

The growth rate in Healthcare and Seniors (+19.4%) is largely attributable to the ramp-up of previously signed Private Finance Initiative contracts.

In the Rest of the World, organic growth in food and facilities management accelerated to + 14%.

In Latin America, robust development has largely been driven by strong demand in the mining sector and continuing improvement in client retention.

In Remote Sites, solid sales team initiatives, in light of favorable business conditions in the oil, gas and mining sectors, resulted in the signing of new contract awards, in particular in Australia and Africa.

Finally, in China and India, the Group continues to rapidly expand its activities.

Service Vouchers and Cards
Organic growth: +16.9%

Sales for the nine months increased to 273 million euro, resulting from an issue volume (face value multiplied by the number of service vouchers and cards) of 4.8 billion euro.

Traditional service offerings (Restaurant Pass and Food Pass) achieved new success as a result of:

-	Sales force dynamism in all countries,

-	An increase in the par value of services in several Latin American countries,

-	Demonstrated synergies with Food service activities.

Innovative new service offerings are also growing rapidly: Childcare Pass has started well in the United Kingdom as has Flexipass in the Czech Republic. This latter innovation enables Czech companies to propose to their employees customized options for social benefits.

Outlook

Revenue growth for the first nine months of Fiscal 2006 demonstrates the pertinence of Sodexho’s strategy:

•	To reinforce its global leadership position in Food Services
•	To accelerate development in Facilities Management Services
•	To become the global leader in Service Vouchers and Cards

Following the first nine months’ accelerated revenue growth, the Group today revises upwards its organic revenue growth outlook for Fiscal 2006, to a level above 5.5%.

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Press release

Conference call

SODEXHO ALLIANCE will hold a conference call today to discuss third quarter revenues for fiscal 2006. The call will begin at 8:30 am (Paris time). The call-in access number is + 33 1 72 26 01 65.
A slideshow presentation will be available by clicking on the link www.sodexhoalliance.com, under the “latest news” section, beginning at 7:30 a.m. To access the replay of the conference call, please dial + 33 1 72 28 01 49, code: 182972#.

Financial communications calendar

•	Fiscal 2006 revenues

Wednesday, October 4, 2006, conference call.

•	Fiscal 2006 results

The press release for Fiscal 2006 results will be published on November 16. A presentation for analysts and journalists will be held the same day, at Etoile-St-Honoré, 23, rue Balzac, 75008 Paris.

The above dates are provided for information only and are subject to change.

This press release contains 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. These include, but are not limited to, statements regarding anticipated future events and financial performance with respect to our operations. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like 'believe,' 'expect,' 'anticipate,' 'estimated' , 'project ' , 'plan' 'pro forma,' and 'intend' or future or conditional verbs such as 'will,' 'would,' or 'may.' Factors that could cause actual results to differ materially from expected results include, but are not limited to, those set forth in our Registration Statement on Form 20-F, as filed with the Securities and Exchange Commission (SEC), the competitive environment in which we operate, changes in general economic conditions and changes in the French, American and/or global financial and/or capital markets. Forward-looking statements represent management’s views as of the date they are made, and we assume no obligation to update any forward-looking statements for actual events occurring after that date. You are cautioned not to place undue reliance on our forward-looking statements.

About Sodexho Alliance
SODEXHO ALLIANCE, founded in 1966 by Pierre Bellon, is the leading global provider of Food and Management services, with more than 324,000 employees on 26,700 sites in 76 countries. For Fiscal 2005, which closed August 31, 2005, SODEXHO ALLIANCE had sales of 11.7 billion euro. Listed on Euronext Paris and on the New York Stock Exchange, the Group’s current market capitalization is 6.0 billion euro.

Press Contacts:	Investor Relations:

William Mengebier	Jean-Jacques Virondia
Tel: + 33 (1) 30 85 74 18 - Fax: +33 (1) 30 85 50 10	Tel: + 33 (1) 30 85 72 03 - Fax: +33 (1) 30 85 50 05
E-mail: william.mengebier@sodexhoalliance.com	E-mail: jean-jacques.vironda@sodexhoalliance.com
Nathalie Solimena
Tel: + 33 (1) 30 85 73 29 - Fax: +33 (1) 30 85 50 10
E-mail: nathalie.solimena@sodexhoalliance.com

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Press release

Annex 1 : Comparison of Consolidated Revenues
In thousands of euro

	2004/2005	2004/2005
	as published	IFRS	2005/2006
		new presentation

FIRST QUARTER (Sept. to Nov.)

. Food and management services

- North America	1,403,189	1,403,189	1,527,658

- Continental Europe	1,018,804	1,019,724	1,076,643

- United Kingdom and Ireland	324,287	324,287	332,971

- Rest of World	278,114	280,223	340,191

. Service Vouchers and Cards	61,123	64,492	82,525

. Elimination of intragroup Revenues	0	-1,344	-1,758

	3,085,517	3,090,571	3,358,230

SECOND QUARTER (Dec. to Feb.)

. Food and management services

- North America	1,182,564	1,182,564	1,390,868

- Continental Europe	962,463	963,923	1,034,727

- United Kingdom and Ireland	315,760	315,760	330,433

- Rest of World	274,258	274,542	337,770

. Service Vouchers and Cards	70,193	75,722	95,812

. Elimination of intragroup Revenues	0	-1,385	-1,524

	2,805,238	2,811,126	3,188,086

THIRD QUARTER (March to May)

. Food and management services

- North America	1,304,920	1,304,920	1,441,063

- Continental Europe	1,020,959	1,021,406	1,082,213

- United Kingdom and Ireland	320,428	320,428	332,960

- Rest of World	290,756	293,826	377,757

. Service Vouchers and Cards	71,622	75,955	94,505

. Elimination of intragroup Revenues	0	-1,386	-1,780

	3,008,685	3,015,149	3,326,718

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Press release

TOTAL NINE MONTHS					% Variations

. Food and management services

					at current	at
					exchange	constant
					rates	exchange
						rates

- North America		3,890,673	3,890,673	4,359,589	12.1%	4.3%

- Continental Europe		3,002,226	3,005,053	3,193,583	6.3%	6.3%

- United Kingdom and Ireland		960,475	960,475	996,364	3.7%	3.1%

- Rest of World		843,128	848,591	1,055,718	24.4%	14.1%

. Service Vouchers and Cards		202,938	216,169	272,842	26.2%	17.2%

. Elimination of intragroup Revenues		0	-4,115	-5,062

	TOTAL	8,899,440	8,916,846	9,873,034	10.7%	6.1%

Growth breakdown :
-	Organic growth	5.9%
-	Acquisitions (*)	0.2%
-	Currency effect (**)	4.6%

(*) net of divestitures

(**) currency impact is calculated by applying the average exchange rate for the prior year to the current fiscal year figures

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Press release

Annex 2: Food and management services revenues by segment

Consolidated Group

In millions of euro		9 months	9 months	Organic
		Fiscal 2005	Fiscal 2006	growth (1)

•	Business and
	Industry	4,155	4,572	6.0%
•	Healthcare	2,162	2,448	8.1%
•	Education	2,388	2,585	2.8%

TOTAL		8,705	9,605	5.7%

North America

In millions of euro		9 months	9 months Fiscal	Organic
		Fiscal 2005	2006	growth (1)

•	Business and
	Industry	935	1,025	1.9%
•	Healthcare	1,309	1,503	6.9%
•	Education	1,647	1,832	3.6%

TOTAL		3,891	4,360	4.3%

Continental Europe

In millions of euro		9 months	9 months	Organic
		Fiscal 2005	Fiscal 2006	growth (1)

•	Business and
	Industry	1,741	1,869	6.6%
•	Healthcare	681	737	8.0%
•	Education	583	587	1.0%

TOTAL		3,005	3,193	5.8%

United Kingdom and Ireland

In millions of euro		9 months	9 months	Organic
		Fiscal 2005	Fiscal 2006	growth (1)

•	Business and
	Industry	702	717	1.5%
•	Healthcare	134	161	19.4%
•	Education	124	118	-5.8%

	TOTAL	960	996	3.1%

(1) Organic growth: increase in revenues at constant consolidation scope and exchange rates

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Press release

• Annex 3 : Selection of new clients

Food & Management Services

North America

Business & Industry
Pfizer, 9 sites (26,000 employees, food service), Sanofi-Aventis , 9 sites (5,020 employees, food service); Toys R Us, Wayne, New Jersey (1,600 employees, food service)

Healthcare and Seniors
Victory Memorial Hospital, Illinois (facilities management); Boca Raton Community Hospital, Inc., Florida (food service); Mary Black Memorial Hospital, South Carolina (food service, facilities management); St. John’s Hospital, Illinois (food service)

Education
Bishops University, Montreal, Canada (2,100 students, food service); Adrian College, Adrian, Michigan (972 students, food service); Bethel College, Mishawaka, Indiana (2,000 students, food service); Hiram College, Hiram, Ohio (900 students, food service); Minnesota State University Mankato, Mankato, Minnesota (14,000 students, food service); Saint Cloud State University, Saint Cloud, Minnesota (15,500 students, food service, convenience store); George Washington University, Washington, D.C. (2,350 students, food service); Hollins University, Roanoke, Virginia (800 students, food service) University of Tampa, Tampa, Florida (5,100 students, Facilities Management)

Continental Europe

Business & Industry
Arvidsjaur + Boden, Sweden, (4 military bases, food service), CEA Grenoble, France (1 500 employees, food service) , Pierre et Vacances (14 sites, food service) , Johnson Controls Burscheid, Germany (1 500 employees, food service)

Healthcare and Seniors
Clinique des Cèdres, Grenoble, France (195 beds, food service and facilities management), Albert Schweitzer Ziekenhuis Zwijndrecht, Netherlands, (260 beds, food service and facilities management), Villa Maria Luigia Parma, Italy, (200 beds, food service)

Education
Primary schools of Ville-d’Avray, (800 students, food service), International School of Munich, (930 students, food service), Steiner School Espoo in Finland, (300 students, food service)

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Press release

United Kingdom & Ireland

Business & Industry
Reckitt Benckiser (Facilities Management)

Defense
Allenby Connaught (17,000 people, 8 sites, Multi-activity contract)

Correctional Facilities
Addiewell, Scotland (700 inmates, Facilities Management)

Rest of the World

Business & Industry
Cosan and Santander, Brazil (food service), Ericsson, Brazil (facilities management), Bridgestone, Argentina (food service); Goldman Sachs, Singapore, (food service) ; Shanghai Huizhong Automotive Manufactory (5,000 people, food service); Shanghai Changning District Government Office, China, (1,200 employees); Danfoss China, Tianjin, China (800 employees), Baiyunshan Pharmaceutical, Guangzhou, China (1,300 employees)

Healthcare and Seniors
Hopital Santa Barbara, Brazil ; ( 250 beds, food service) ; Shanghai N°1 Hospital Songjiang Branch (600 beds, food service)

Remote Sites
Total, Angola; BP , Indonesia Tangguh Project

Service Vouchers and Cards

• Traditional service offerings :

Brazil : Iesa Oleo e Gas (2,040 beneficiaries, Meal Pass) ; Secretariat of Public Works and Waste Management of the City of Manaus (1,880 beneficiaries, Restaurant Pass) ; Usina Moemar acurar e alcool (5,050 beneficiaries, Meal Pass) ; Mexico : Gobierno del Estado de Puebla (4,000 vehicles, Mobility Pass) ; Argentina : Universidad Argentina de la Empresa (400 beneficiaries Pass Repas) ; Gillette Argentina (170 beneficiaries, Restaurant Pass) ; Peru : Sony (840 beneficiaries, Meal Pass) ; Venezuela : IUT Alonso Coro (710 bénéficiaires, Meal Pass) ; India : Airport Authority of India (19,480 beneficiaries, Gift Pass) ; Hindustan Lever (7,900 beneficiaries, Gift Pass) ; Lucent Technologies (270 beneficiaries, Restaurant Pass) ; Czech Republic : ABN AMOR Bank (120 beneficiaries, Restaurant Pass) ; E.ON Ceska Republika (160 beneficiaries, Restaurant Pass) ; Poland : Can-Pack (1,440 beneficiaries, Gift Pass) ; Romania : CEC (6,700 beneficiaries, Meal Pass) ; Alstom (1,460 beneficiaries, Meal Pass) ; Butan Gas Romania (10,960 vouchers for Gift Pass) ; Belgium : Pharmacies Populaires Liégeoises (230 beneficiaries, Restaurant Pass) ; Turkey : Tepe Savunma (1,030 beneficiaries, Restaurant Pass).

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Press release

• New services :

Venezuela : Seguridad Codigo Uno (120 beneficiaries, Tarjeta Sodexho Pass) ; Bulgaria : TEC Bobov Dol (1,000 beneficiaries, Meal Pass) ; HP (100 beneficiaries, Restaurant Pass and Meal Pass) ; Czech Republic : Opavia Lu (FlexiPass) ; Slovakia : U.S. Steel Kosice (170 beneficiaries, Holiday Pass) ; UK : Metronet Rail (120 beneficiaries, Education Pass)

• Cross-selling :

Brazil : Siemens Building Technologies (340 beneficiaries, Restaurant Pass) ; Transportadora Binotto (1,100 beneficiaries, Mobility Pass) ; China : Industrial and Commercial Bank of China (180 beneficiaries, Restaurant Pass) ; Slovakia : Czechoslovak Trade Bank (1,400 beneficiaries, Flexi Voucher)

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SODEXHO ALLIANCE, SA

Date: July 5, 2006	By:	/s/ Siân Herbert-Jones

		Name:	Siân Herbert-Jones
		Title:	Chief Financial Officer